CONSENT OF QUALIFIED PERSON

Gordon Seibel, RM SME.
AMEC E&C Services Inc.
780 Vista Blvd., Suite 100
Sparks, NV., 89434
Tel (775) 331 2375
Fax (775) 331 4153
E-mail: gordon.seibel@amec.com

Re: NovaGold Resources Inc. press release dated 12 December 2012, entitled “NovaGold Files Donlin Gold Feasibility Study Technical Report”

I, Gordon Seibel, Registered Member, SME (R.M. SME) consent to the public filing of the Technical Report entitled “Donlin Creek Gold Project Alaska, USA, NI 43-101 Technical Report On Second Updated Feasibility Study” (the Technical Report) with an effective date of 18 November 2011.

I consent to extracts from, or a summary of, the Technical Report in NovaGold Resources Inc. press release dated 12 January 2012, entitled “NovaGold Files Donlin Gold Feasibility Study Technical Report” (the “Press Release”).

I confirm that I have read the Press Release and that it fairly and accurately represents the information that I am responsible for in the Technical Report that supports the disclosure.

“signed”	Dated

Gordon Seibel, RM SME	12 January 2012

AMEC E&C Services, Inc.
780 Vista Boulevard
Sparks, NV, 89434
Tel (775) 331 2375
Fax (775) 331 4153	www.amec.com